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                                UNITED STATES                                          Expires:  January 31, 2002
                      SECURITIES AND EXCHANGE COMMISSION                               Estimated average burden
                            Washington, D.C. 20549                                     hours per response....2.50
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                                 FORM 12b-25                                                SEC File Number
                                                                                                1-8176
                          NOTIFICATION OF LATE FILING                                  --------------------------
                                                                                              Cusip Number
(Check One) [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q [ ] Form N-SAR   --------------------------

                 For Period Ended:   December 31, 1999
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________
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 Read instruction (on back page) Before Preparing Form.  Please Print or Type

   NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                  Littlefield, Adams & Company
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Full Name of Registrant

  N/A
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Former Name if Applicable

  6262 Executive Blvd.
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Address of Principal Executive Office (STREET AND NUMBER)

 Huber Heights, ohio 45424
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     __  (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
   |             expense;
   |
   | __  (b)     The subject annual report, semi-annual report, transition
   |             report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
   |             thereof, will be filed on or before the fifteenth calendar day
a  |             following the prescribed due date; or the subject quarterly
   |             report of transition report on Form 10-Q, or portion thereof
   |             will be filed on or before the fifth calendar day following
   |             the prescribed due date; and
   |
     __  (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)     Potential persons who are to respond to the
                                    collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (2-99)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John J. Tsucalas, CFA             937                 236-0660
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                  Littlefield, Adams & Company
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 22, 2000                 By  /s/ John J. Tsucalas
                                       ----------------------------------------
                                        John J. Tsucalas, CFA
                                        CEO and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                  ATTACHMENT
                                  ----------


PART III - NARRATIVE

Form 10-K cannot be submitted on time because of: (1) changes in personnel; (2) surgical operation on Director of Accounting; (3) systemic problems; and (4) resignation of the Company's independent auditor on January 25, 2000. An agreement has been reached with a certified public accounting firm, but not yet formalized.

PART IV - OTHER INFORMATION

There will be significant changes in revenue and net income between the fiscal-year ended December 31, 1998, and December 31, 1999. Net sales will decline from $25,917,000 to an estimated $7,200,000. Net income will fall from $2,466,000 to a negative amount difficult to estimate because of systemic problems, but one above the loss of $2,843,000 for the nine-months ended September 30, 1999.